ACQUISITION AGREEMENT

           This ACQUISITION AGREEMENT is entered into and made effective as of the 15th day of February, 2011 by and between Alternative Energy Partners, Inc., a Florida Corporation ("AEGY") and OCTuS, Inc., a Nevada corporation ("OCTI”).

WHEREAS, upon the terms and conditions set forth below, AEGY desires to transfer to OCTI 100 percent of the issued and outstanding shares of Élan Energy Corp., a Florida corporation (“Élan”), and Sunarias Corporation, a California corporation (“Sunarias”), such that, following the Closing (defined below) Élan and Sunarias will be wholly-owned subsidiaries of OCTI;

           NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained in this Agreement, the Parties hereto agree as follows:

1.    SALE AND PURCHASE OF OCTI SHARES.

1.1 PURCHASE AND SALE.  Subject to the terms and conditions herein set forth, AEGY hereby agrees to transfer 100 percent of the issued and outstanding shares of Élan and Sunarias (the “Spin-Off Shares”) to OCTI, and OCTI hereby agrees to issue to the designated agent for AEGY all of the authorized shares of a new Series E Preferred Stock of OCTI (with the rights of the Series E Preferred to be as set forth on Exhibit “1), (the OCTI Preferred Shares”), convertible into 100,000,000 shares of the common stock of OCTI (the “OCTI Common Stock”), (the OCTI Preferred Stock and the OCTI Common Stock being sometimes referred to as the “OCTI Stock”), as provided in Section 1.2.

1.2 OCTI STOCK TERMS.  The OCTI Stock shall be issued to and held by the Agent, as hereafter defined,  for the benefit of all of the shareholders of record of AEGY as of the date which is five (5) business days after the execution of this Agreement by all parties, as certified by the transfer agent for AEGY (the “AEGY Shareholders”), and the Agent shall hold the OCTI Preferred Stock until such time as (i) the Articles of Incorporation of OCTI have been amended to increase the authorized shares of common stock of OCTI to allow the conversion of the OCTI Preferred Stock into OCTI Common Stock, and (ii) the OCTI Common Stock has been registered by OCTI in a registration statement filed with the U.S. Securities & Exchange Commission, and any applicable state securities regulatory agencies, so that the OCTI Common Stock can then be distributed to the AEGY Shareholders.

1.3 AGENT.  For purposes of this Agreement, the Agent to hold the OCTI Shares as provided in this Agreement shall be designated at Closing by Lin-Han Equity Corp., a California corporation which has agreed to acquire a majority interest in OCTI under a separate agreement of even date herewith.  The Agent shall have no responsibility or liability to OCTI, AEGY or the AEGY Shareholders for any act or failure to act except as expressly provided herein, and shall be fully discharged and released from any liability or obligations to any of OCTI, AEGY or the AEGY Shareholders upon conversion of the OCTI Preferred Stock into OCTI Common Stock and the distribution of certificates for the OCTI Common Stock to the AEGY Shareholders as provided herein.

2. REPRESENTATIONS AND WARRANTIES

2.1           REPRESENTATIONS AND WARRANTIES OF AEGY. AEGY represents and warrants as follows:

a)        Corporate Organization In Good Standing. AEGY is a corporation duly organized, validly existing, and in good standing under the laws of the State of Florida, and is qualified to do business as a foreign corporation in each jurisdiction, if any, in which its property or business requires such qualification; Élan is a corporation duly organized, validly existing, and in good standing under the laws of the State of Florida, has a wholly-owned subsidiary, R.L.P. Mechanical Contractors, Inc., a Texas corporation, and is qualified to do business as a foreign corporation in each jurisdiction, if any, in which its property or business requires such qualification; and, Sunarias is a corporation duly organized, validly existing, and in good standing under the laws of the State of California, and is qualified to do business as a foreign corporation in each jurisdiction, if any, in which its property or business requires such qualification.

b)        Corporate Authority. AEGY has all requisite corporate power and authority to execute, deliver, perform and conclude the transactions contemplated by this Agreement and all other agreements and instruments related to this Agreement.

c)        No Violation.  Consummation of the transactions contemplated herein will not constitute or result in a breach or default under any provision of any charter, bylaw, indenture, mortgage, lease, or agreement, or any order, judgment, decree, law, or regulation by which AEGY, Sunarias, Élan, or any of their subsidiaries is bound.

2.2           REPRESENTATIONS AND WARRANTIES OF OCTI. Except as set forth in a disclosure letter separately delivered by OCTI to AEGY (the “Disclosure Letter”) , a copy of which is attached as Exhibit “2”, which Disclosure Letter shall qualify the representations and warranties of OCTI made in this Agreement, OCTI represents and warrants as follows:

a)        Corporate Organization In Good Standing. OCTuS, Inc. is a Nevada corporation qualified to do business in Nevada.

b)        Authority.  OCTI has the authority to execute, deliver, perform and conclude the transactions contemplated by this Agreement and all other agreements and instruments related to this Agreement. OCTI has all requisite power and authority to own, operate and lease its properties, to carry on its business as it is now being conducted and to execute, deliver, perform and conclude the transactions contemplated by this Agreement and all other agreements and instruments related to this Agreement.

c)        No Violation.  Assuming that all of the closing conditions set forth in Sections below are satisfied at or before Closing and that all required third party consents and approvals are obtained before Closing, the consummation of the transactions contemplated herein will not constitute or result in a breach or default under any provision of any charter, bylaw, indenture, mortgage, lease, or agreement, or any order, judgment, decree, law, or regulation by which OCTI is bound.

d)      Issue Status.  The shares of stock in Élan and Sunarias to be transferred by AEGY to OCTI will be transferred to OCTI in a private transaction exempt from registration under the 1933 Act.

e)        Investment.  OCTI is acquiring the shares of stock in Élan and Sunarias to be transferred by AEGY to OCTI solely for its own account as principal, for investment purposes only and not with a view to the resale or distribution thereof, in whole or in part, and no other person or entity has a direct or indirect beneficial interest in the Healthcare Shares.

f)        Ownership.                    The issue of the OCTI Shares to the Agent and the subsequent distribution to the AEGY Shareholders is permitted by the operating or other governing documents of OCTI and will not cause a default or other breach of any operating or other governing documents of any of such companies.

g)        Reporting Status. OCTI is a fully reporting public company under Section 15(d) of the Securities and Exchange Act of 1934 (the “1934 Act”), and is current on its filing obligations under Section 15.  Except as may be reflected in the Disclosure Letter, OCTI has filed all required periodic reports with the Securities & Exchange Commission (the “Commission”) on Forms 10-Q and 10-K through the fiscal year ended December 31, 2009, all quarterly periods through September 30, 2010, and all required Form 8-K reports (excepting the 8-K/A amendment to disclose the required final financial information for the Quantum transaction), all such reports as filed are true and correct in all material respects and contain no misrepresentation of a material fact or omission of a material fact.  The common shares of OCTI are quoted on the FINRA OTC BB under the symbol “OCTI”.  OCTI has received and is currently responding to an outstanding Commission Staff comment letter, besides which there are no stop orders or other regulatory actions, and no letters, comments, investigations or other actions pending or threatened by the Commission or by the Financial Industry Regulatory Authority (FINRA) against or relating to OCTI and there are no outstanding fees, fines or other amounts due to FINRA, the SEC, PCAOB or any other regulatory agency, in each of the above instances under this paragraph other than as disclosed as above, in the Disclosure Letter or  in the SEC Filings.

   h)  Capitalization.

(1) On the date of this Agreement, 100,000,000 shares of $0.001 par value common stock are authorized and 45,729,072 shares of common stock of OCTI are issued and outstanding, all of the shares of common stock issued are duly authorized, validly issued, fully paid and non-assessable and none were issued in violation of any preemptive rights.  There are 2,000,000 shares of $0.001 par value preferred stock authorized, of which 300,000 shares are designated as Series A, 910,000 are designated as Series B, 250,000 are designated as Series C and the remaining 540,000 are not designated.  There are no preferred shares issued and outstanding.  The rights, designations and preferences of the Series A, B and C preferred shares are set forth in Schedule “3” hereto.  Except as set forth in the SEC filings or as set forth on Schedule “4”, no shares of OCTI are reserved for issuance upon the exercise of outstanding options, warrants or other rights to purchase shares; and no shares of OCTI stock are held in the treasury of OCTI.  Except as set forth above, as of the date hereof, no shares or other voting securities of OCTI are issued, reserved for issuance or outstanding and no shares or other voting securities of OCTI shall be issued or become outstanding after the date hereof, save for those Shares to be issued pursuant to this Agreement. Except as set forth in the SEC Filings or on Schedule “5”, there are no bonds, debentures, notes or other indebtedness or securities of OCTI that have the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of OCTI may vote.  All shares of OCTI subject to issuance as described above shall, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights.

(2) Except as set forth in the SEC Filings, (a) OCTI has no contract or other obligation to repurchase, redeem or otherwise acquire any shares of OCTI stock, or make any investment (in the form of a loan, capital contribution or otherwise) in any other Person, (b) there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued shares or other securities of OCTI other than listed on Schedule C or as set forth in the SEC Filings, and (c) to OCTI’s knowledge, none of the outstanding equity securities or other securities of OCTI was issued in violation of the Securities Act of 1933 or any other legal requirement.

i)           Financial Statements.

                                                            (i) OCTI has furnished or made available to AEGY, or will make available to AEGY prior to the Closing Date, true and complete copies of the audited and/or reviewed financial statements of OCTI for the past two fiscal years (the “OCTI Financial Statements”), and OCTI shall furnish or make available to Lin-Han true and complete copies of OCTI's financial statements for all monthly periods ending after its most recent fiscal year up to and including the Closing Date.

                                                           (ii) The OCTI Financial Statements were prepared in accordance with  GAAP or the equivalent applied on a basis consistent throughout the periods indicated (except as otherwise stated in such financial statements, including the related notes, and except that, in the case of unaudited statements for the subsequent quarterly periods referenced above, such unaudited statements fairly present in all material respects the consolidated financial condition and the results of operations of OCTI as at the respective dates thereof and for the periods indicated therein (subject, in the case of unaudited statements, to year-end audit adjustments).

j) Absence of Certain Changes or  Events.  Except as set forth in the SEC Filings or in the Disclosure Letter, since the end of its most recent fiscal year and to the date of this Agreement, (i) OCTI has, in all material respects, conducted its business in the ordinary course consistent with past practice; (ii) there has not occurred any change, event or condition that is or would reasonably be expected to result in a material adverse effect; and (iii)  OCTI has not taken and will not take any of the actions that OCTI has agreed not to take from the date hereof through the Closing.

k) Legal Proceedings.  Except as set forth in the SEC Filings or in the Disclosure Letter, OCTI is not a party to any, and there is no pending or, to the knowledge of OCTI, threatened, legal, administrative, arbitral or other proceeding, claim, action or governmental or regulatory investigation of any nature against OCTI, or any of its officers or directors which, if decided adversely to OCTI, would, individually or in the aggregate, be material to OCTI.  There is no injunction, order, judgment or decree imposed upon OCTI, or any of its officers or directors, or the assets of OCTI.

l) Taxes and Tax Returns.

(i) Except as disclosed in the Disclosure Letter and its SEC filings, OCTI has filed or caused to be filed all  federal, state, foreign and local tax returns required to be filed with any tax authority; (ii) all such tax returns are true, accurate, and complete in all material respects; (iii) OCTI has paid or caused to be paid all taxes that are due and payable by any of such companies, other than taxes which are being contested in good faith and are adequately reserved against or provided for (in accordance with  GAAP) in the OCTI Financial Statements, and (iv) OCTI does not have any material liability for taxes for any current or prior tax periods in excess of the amount reserved or provided for in the OCTI Financial Statements (but excluding, for this Clause (iv) only, any liability reflected thereon for deferred taxes to reflect timing differences between tax and financial accounting methods).

(ii) No national, state, local or foreign audits, examinations, investigations, or other formal proceedings are pending or, to OCTI’s knowledge, threatened with regard to any taxes or tax returns of OCTI.  No issue has arisen in any examination of the OCTI by any tax authority that if raised with respect to any other period not so examined would result in a material deficiency for any other period not so examined, if upheld.  Any adjustment of income taxes of OCTI made in any examination that is required to be reported to the appropriate national, state, local or foreign tax authorities has been so reported.

(iii) There are no disputes pending with respect to, or claims or assessments asserted in writing for, any material amount of taxes upon OCTI, nor has OCTI given or been requested in writing to give any currently effective waiver extending the statutory period of limitation applicable to any tax return for any period.

(i) Compliance with Applicable Law and Regulatory Matters.  OCTI has complied with all applicable laws and regulations, and is not in violation of, and has not received any written notices of violation with respect to, any laws and regulations in connection with the conduct of its business or the ownership or operation of its business, assets and properties, except for such noncompliance and violations as would not, individually or in the aggregate, have a Material Adverse Effect on OCTI.

(ii) OCTI has all licenses, permits, certificates, franchises and other authorizations (collectively, the “Authorizations”) necessary for the ownership or use of its assets and properties and the conduct of its business, as currently conducted, and have complied with, and are not in violation of, any Authorization, except where such noncompliance or violation would not, individually or in the aggregate, have a Material Adverse Effect on OCTI. Except as would not have a Material Adverse Effect on OCTI, all such Authorizations are in full force and effect and there are no proceedings pending or, to the knowledge of OCTI, threatened that seek the revocation, cancellation, suspension or adverse modification thereof.

m) Government Orders. There are no governmental orders applicable to OCTI which have had a Material Adverse Effect on OCTI.

n)  Material Contracts.  There are no material contracts of OCTI currently in existence except as previously disclosed.

o) Assets.  Except as set forth in the SEC Filings or in the Disclosure Schedule: (a) OCTI owns, leases or has the right to use all the properties and assets necessary or currently used for the conduct of its businesses free and clear of all liens of any kind or character; (b) all items of equipment and other tangible assets owned by or leased to OCTI and which are material to the operations and business of OCTI are in good condition and repair (ordinary wear and tear excepted); and (c) in the case of leased equipment and other tangible assets, OCTI holds valid leasehold interests in such leased equipment and other tangible assets, free and clear of all liens of any kind or character.  At Closing all assets and liabilities of OCTI shall be disposed of and OCTI shall have no assets or liabilities, other than the shares of the AEGY subsidiaries to be delivered pursuant to this Agreement and shares of a newly-formed wholly-owned subsidiary, (referred to in the Investment Agreement with Lin-Han Equity as “Newco”) which holds the former business and assets operated by OCTI.

p) Environmental Liability.  OCTI is in compliance with all applicable environmental laws.  To the knowledge of OCTI, there are no liabilities of OCTI of any kind, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any environmental law and, to the knowledge of OCTI, there are no facts, conditions, situations or set of circumstances that could reasonably be expected to result in or be the basis for any such liability.

q) Insurance.  OCTI has no insurance coverage with respect to its business except as previously disclosed.

r) Intellectual Property. OCTI has no intellectual property except as previously disclosed.

s) Interests of Officers and Directors.  None of the officers or directors of OCTI has any interest in any property, real or personal, tangible or intangible, including intellectual property, used in or developed by the business of OCTI, or in any supplier, distributor or customer of OCTI, or any other relationship, contract, agreement, arrangement or understanding with OCTI, except for the normal ownership interests of a shareholder and employee rights.

t) Broker’s Fees.  OCTI has not employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

u) Certain Business Practices.  No director, officer, agent or employee of OCTI has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity on behalf of, or purportedly on behalf of, or for the business of OCTI, or (ii) made any unlawful payments to officials or employees of governmental entities or to directors, officers or employees of foreign or domestic business enterprises.

3.  CONDITIONS PRECEDENT

3.1           CONDITIONS TO EACH PARTY'S OBLIGATIONS. The respective obligations of each party to consummate the Closing shall be subject to the satisfaction prior to or at the Closing (as hereinafter defined) of the following conditions:

a)        No Restraints. No statute, rule, regulation, order, decree, or injunction shall have been enacted, entered, promulgated, or enforced by any court or governmental entity of competent jurisdiction which enjoins or prohibits the consummation of this Agreement and shall be in effect.

b)        Legal Action. There shall not be pending or threatened in writing any action, proceeding, or other application before any court or governmental entity challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement, or seeking to obtain any material damages relating to the consummation of the transactions contemplated by this Agreement.

c)        Receipt of Consents and Approvals.  All consents and approvals, governmental, private or otherwise, or waivers of such consents shall have been received by the parties, and any waiting periods required by law shall have expired, which may be necessary or desirable to permit AEGY and OCTI to consummate the transactions contemplated by the Agreement

d)  Accuracy of Representations and Warranties.  All representations and warranties made in this Agreement shall be accurate as of the Closing date.

3.2           CONDITIONS TO OCTI’S OBLIGATIONS. The obligations of OCTI to consummate the Closing shall be subject to the satisfaction prior to or at the Closing of the following conditions unless waived by OCTI:

a)        Representations and Warranties of AEGY. The representations and warranties of AEGY set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing, except: (i) as otherwise contemplated by this Agreement; or (ii) in respects that do not have a Material Adverse Effect on the Parties or on the benefits of the transactions provided for in this Agreement. "Material Adverse Effect" for purposes of this Agreement shall mean any change or effect that, individually or when taken together with all other such changes or effects which have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, is or is reasonably likely to be materially adverse to the business, assets, financial condition, or results of operation of the entity.

b)        Performance of Obligations of AEGY. AEGY shall have performed all agreements and covenants required to be performed by it under this Agreement prior to and at the Closing, except for breaches that do not have a Material Adverse Effect on the Parties or on the benefits of the transactions provided for in this Agreement.

3.3           CONDITIONS TO AEGY'S OBLIGATIONS. The obligations of AEGY to consummate the Closing shall be subject to the satisfaction prior to or at the Closing of the following conditions unless waived by AEGY:

a)        Representatives and Warranties of OCTI. The representations and warranties of the OCTI set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing, except: (i) as otherwise contemplated by this Agreement, or (ii) in respects that do not have a Material Adverse Effect on the Parties or on the benefits of the transactions provided for in this Agreement.

           b)        Performance of OCTI. OCTI shall have performed all agreements and covenants required to be performed by them under this Agreement prior to and at the Closing, except for breaches that do not have a Material Adverse Effect on the Parties or on the benefits of the transactions provided for in this Agreement.

c)        Transfer.  AEGY shall have received confirmation in form satisfactory to AEGY that the transfer of the OCTI Shares to the Agent and thereafter to the AEGY Shareholders is permitted by the operating or other governing documents of OCTI and will not cause a default or other breach of any operating or other governing documents of any of such companies.

d)        Simultaneous Closing.  The Closing of the Investment Agreement of even date between Lin-Han Equity Corporation and OCTI shall be contingent on one another to close simultaneously without which both agreements will become null and void in their entirety.

4. CLOSING; DELIVERY OF DOCUMENTS; TERMINATION; EXPIRATION

4.1           REQUIRED CLOSING.  Subject only to satisfaction or waiver of the conditions precedent to each party's obligations to consummate the Closing set forth in Section 3 of this Agreement, each party irrevocably agrees to consummate the transactions contemplated by this Agreement on or before March 15, 2011, or at such time and place as the parties in good faith mutually agree in writing (the "Closing").  All proceedings to be taken and all documents to be executed at the Closing shall be deemed to have been taken, delivered and executed simultaneously, and no proceeding shall be deemed taken nor documents deemed executed or delivered until all have been taken, delivered and executed.  The date of Closing, as may be extended only by written agreement of the parties, is referred to herein as the "Closing Date".

Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission required by this Agreement or any signature required thereon may be used in lieu of an original writing or transmission or signature for any and all purposes for which the original could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission or original signature.

4.2           DELIVERIES BY AEGY. At Closing, AEGY will make the following deliveries to OCTI:

a)        Certificates for the shares of Élan and Sunarias issued in the name of OCTI; and

b)        Certified resolutions of the Board of Directors of AEGY authorizing the execution and performance of this Agreement and the transactions contemplated herein; and

c)        Any other Closing Documents as may be reasonably requested by OCTI in order to consummate the transactions contemplated under this Agreement.

4.3           DELIVERIES BY OCTI. At Closing, OCTI will make the following deliveries:

a)        Certificates for the OCTI Preferred Shares issued in the name of the Agent; and

b)        Certified resolutions of the Board of Directors of OCTI authorizing the execution and performance of this Agreement, the conversion of the OCTI Preferred Stock into the OCTI Common Stock as provided in this Agreement, approving the amendment of the Articles of Incorporation of OCTI to authorize 500 million shares of par value $0.001 common stock in addition to the existing preferred stock, to approve the filing of a registration statement with the SEC and applicable state securities regulators to register the OCTI Common Stock, and approving the transactions contemplated herein; and,

c)          Written consent of the pre-Closing majority of the shareholders of OCTI adopting and approving the recommendation of the OCTI Board of Directors to amend the Articles of Incorporation of OCTI to authorize 500 million shares of par value $0.001 common stock in addition to the existing preferred stock, and approving the transactions contemplated herein; and

d)        Any other Closing Documents as may be reasonably requested by AEGY in order to consummate the transactions contemplated under this Agreement.

4.4	TERMINATION. This Agreement may only be terminated as follows:

a) Prior to the Closing Date, by mutual written consent of OCTI and AEGY or the expiration of the term provided herein for Closing; or

b) On the Closing Date, (1) by OCTI, only if AEGY's conditions to Closing contained in Sections 3.1 and 3.2 are not satisfied in all material respects or waived by OCTI, or (2) by AEGY, only if OCTI’s conditions to Closing contained in Sections 3.1 and 3.3 are not satisfied in all material respects or waived by AEGY; provided, however, that;

(i)           the right to terminate this Agreement under this Section 4.4(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall be the cause of the failure of the condition to be satisfied or waived on or before the Closing Date; and

(ii)           prior to termination of this Agreement under this Section 4.4(b), the party claiming a failure of condition must provide written notice to the other party reasonably detailing the facts and circumstances causing such failure, and the other party shall have ten (10) business days after receipt of such notice to rectify such facts and circumstances or otherwise cure such failure in all material respects, and the party claiming a failure of condition shall not be entitled to terminate this Agreement under this Section 4.4(b) if such facts and circumstances are so rectified or such failure is so cured.

4.5 EXPIRATION.  This Agreement shall automatically expire if the Closing has not occurred on or before the last date set forth herein for the Closing Date; provided, however, that Sections 5 of this Agreement shall survive such expiration and any termination hereunder, and such expiration or termination shall otherwise terminate the rights and obligations of each party to this Agreement.

5.  INDEMNIFICATION AND ARBITRATION

5.1.           INDEMNIFICATION. OCTI, on the one hand, and AEGY, on the other hand, (each party, "Indemnifying Party") shall agree to indemnify, and hold harmless the other party ("Indemnified Party") from any and all claims, demands, liabilities, damages, losses, costs and expenses that the other party shall incur or suffer, that arise, result from or relate to any breach of, or failure by Indemnifying Party to perform any of their respective representations, warranties, covenants, or agreements in this Agreement or in any exhibit, addendum, or any other instrument furnished by the Indemnifying Party under this Agreement.

5.2           ARBITRATION & GOVERNING LAW. The parties hereby agree that any and all claims (except only for requests for injunctive, specific performance or other equitable relief) whether existing now, in the past or in the future as to which the parties or any affiliates may be adverse parties, and whether arising out of this Agreement or from any other cause, will be resolved by arbitration before the American Arbitration Association within the State of Nevada and that each party hereby agrees to pay ½ of costs of any such arbitration.

a) The parties hereby irrevocably consent to the jurisdiction of the American Arbitration Association and the situs of the arbitration (and any requests for injunctive or other equitable relief) within the State of Nevada. Any award in arbitration may be entered in any domestic or foreign court having jurisdiction over the enforcement of such awards.

b) The law applicable to the arbitration and this Agreement shall be that of the State of Nevada.

c) The arbitrator may, in its discretion, allow the parties to make reasonable disclosure and discovery in regard to any matters which are the subject of the arbitration and to compel compliance with such disclosure and discovery order.  The arbitrator may order the parties to comply with all or any of the disclosure and discovery provisions of the Federal Rules of Civil Procedure, as they then exist, as may be modified by the arbitrator consistent with the desire to simplify the conduct and minimize the expense of the arbitration.

d) Regardless of any practices of arbitration to the contrary, the arbitrator will apply the rules of contract and other law of the jurisdiction whose law applies to the arbitration so that the decision of the arbitrator will be, as much as possible, the same as if the dispute had been determined by a court of competent jurisdiction.

e) Any award or decision by the American Arbitration Association shall be final, binding and non-appealable except as to errors of law or the failure of the arbitrator to adhere to the arbitration provisions contained in this Agreement.  The arbitrator shall be instructed to require that the non-prevailing party pay the costs and expenses (including reasonable attorneys' fees) of the prevailing party.

f) In any adverse action, the parties shall restrict themselves to claims for compensatory damages and\or securities issued or to be issued and no claims shall be made by any party or affiliate for lost profits, punitive or multiple damages.

g) The parties covenant that under no conditions will any party or any affiliate file any action against the other (except only requests for injunctive, specific performance or other equitable relief) in any forum other than before the American Arbitration Association, and the parties agree that any such action, if filed, shall be dismissed upon application and shall be referred for arbitration hereunder with costs and attorney's fees to the prevailing party.

h)  It is the intention of the parties and their affiliates that all disputes of any nature between them, whenever arising, whether in regard to this Agreement or any other matter, from whatever cause, based on whatever law, rule or regulation, whether statutory or common law, and however characterized, be decided by arbitration as provided herein and that no party or affiliate be required to litigate in any other forum any disputes or other matters except for requests for injunctive, specific performance or equitable relief. This Agreement shall be interpreted in conformance with this stated intent of the parties and their affiliates.

6.  GENERAL PROVISIONS.

6.1           FURTHER ASSURANCES.  From time to time, each party will execute such additional instruments and take such actions as may be reasonably required to carry out the intent and purposes of this Agreement.

6.2           WAIVER.  Any failure on the part of either party hereto to comply with any of its obligations, agreements, or conditions hereunder may be waived in writing by the party to whom such compliance is owed.

6.3           BROKERS.  Each party agrees to indemnify and hold harmless the other party against any fee, loss, or expense arising out of claims by brokers or finders employed or alleged to have been employed by the indemnifying party.

6.4           ENTIRE AGREEMENT.  This Agreement and all Schedules hereto contain the entire understanding and agreement of the Parties with respect to matters addressed herein, and supersede any prior understandings and agreements among them respecting the subject matter of this Agreement.  No modification of this Agreement shall be valid unless it is in writing and signed by each of the Parties.

6.5           NOTICES.  All notices and other communications hereunder shall be in writing and shall be given by personal delivery, overnight delivery, mailed by registered or certified mail, postage prepaid, with return receipt requested, as follows:

If to OCTI, Inc. to:

OCTuS, Inc.
2020 Research Drive, Ste. 110
Davis, CA 95618
Attention: Christian Soderquist
Telephone: (530) 564-0200

If to AEGY, to:

Alternative Energy Partners, Inc.
1365 N. Courtenay Parkway, Suite A
Merritt Island, FL 32953
Attention, Robert Hipple, Corporate Counsel
Telephone:                      321-452-9091
Facsimile:                         321-452-9093

The persons and addresses set forth above may be changed from time to time by a notice sent as aforesaid. If notice is given by personal delivery or overnight delivery in accordance with the provisions of this Section, such notice shall be conclusively deemed given at the time of such delivery provided a receipt is obtained from the recipient. If notice is given by mail, such notice shall be deemed given upon receipt and delivery or refusal.

6.6           ASSIGNMENT.  This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their successors and assigns; provided, however, that any assignment by either party of its rights under this Agreement without the written consent of the other party shall be void.

6.7           COUNTERPARTS.  This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Signatures sent by facsimile transmission shall be deemed to be evidence of the original execution thereof.

6.8           REVIEW OF AGREEMENT.  Each party acknowledges that it has had time to review this Agreement and, as desired, consult with counsel.  In the interpretation of this Agreement, no adverse presumption shall be made against any party on the basis that it has prepared, or participated in the preparation of, this Agreement.

6.9           EXHIBITS.  All schedules attached hereto, if any, shall be acknowledged by each party by signature or initials thereon.

6.10           SEVERABILITY.  If one or more of the provisions contained in this Agreement shall for any reason be held to be unenforceable or excessively broad as to time, duration, scope, activity or subject, such provision will be construed, by limiting or reducing it, so as to be enforceable to the extent compatible with the then-applicable law.  In the event of any question as to the interpretation of any provision herein, such question shall not be resolved by resort to any rule or maxim which resolves it against the drafting party.  In the event any one or more provisions contained in this Agreement are held by a court or other tribunal to be invalid or unenforceable, the remaining provisions shall continue in full force and effect without being impaired or invalidated in any way.

6.11           BINDING EFFECT.  This Agreement shall be binding upon and inure to the benefit of the Parties, and their respective successors and assigns, subject to the assignment provisions set forth above.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first written above.

AEGY:  ALTERNATIVE ENERGY PARTNERS, INC.

BY:__/s/ Gary Reed________________________
              NAME: GARY REED
ITS: CHAIRMAN

OCTI:   OCTuS, INC.

BY:__/s/ Christian Soderquist________________
               NAME: CHRISTIAN SODERQUIST
ITS: PRESIDENT & CEO

EXHIBIT 1

STATEMENT OF RIGHTS AND PREFERENCES
FOR SERIES E PREFERRED

CERTIFICATE OF DESIGNATION

of

                                                                                                                                                                     SERIES E CONVERTIBLE PREFERRED STOCK

of

OCTuS, INC.

Pursuant to Section 78.195 of the
Revised Statutes of the State of Nevada

OCTuS, INC., a corporation organized and existing under the laws of the State of Nevada (the “Corporation”), does hereby certify that, pursuant to the authority conferred on its board of directors (the “Board of Directors”) by its articles of incorporation (the “Articles of Incorporation”), as amended, and in accordance with Section 78.195 of the Revised Statutes of the State of Nevada (“NRS”), the Board of Directors  adopted the following resolution amending the Certificate of Designations establishing a series of 500,000 shares of Preferred Stock of the Corporation designated as “Series E Convertible Preferred Stock”.

ARTICLE 2SERIES E CONVERTIBLE PREFERRED STOCK

1.  Designation and Amount.  There shall be a series of Preferred Stock designated as “Series E Convertible Preferred Stock,” and the number of shares constituting such series shall be 500,000.  Such series is sometimes referred to herein as the “Convertible Preferred Stock.”

2.  Par Value and Face Value.  The par value of each share of Convertible Preferred Stock shall be $.001. The Face Value of the Series E Convertible Preferred Stock shall be $10 per share and the shares shall be issued for the Face Value.

3.  Rank.  The shares of Convertible Preferred Stock shall rank prior to all of the Corporation’s Common Stock, par value $.001 per share (the “Common Stock”), now or hereafter issued, both as to payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary as provided herein.

4.  Dividends.  If any dividend or other distribution payable in cash, securities or other property, including a dividend payable in shares of Common Stock, is declared on the Common Stock, each holder of shares of Convertible Preferred Stock on the record date for such dividend or distribution shall first be entitled to receive on the date of payment or distribution of such dividend or other distribution an amount equal to $0.10 per share and thereafter shall be entitled to receive the same cash, securities or other property which such holder would have received on such record date if such holder was the holder of record of the number (including any fraction) of shares of Common Stock into which the shares of Convertible Preferred Stock then held by such holder are then convertible.  No dividend or other distribution shall be declared or paid on the Common Stock unless the preferred dividend or other distribution that satisfies this Section 4 is first declared or paid on the Convertible Preferred Stock.

5.  Liquidation Preference.  In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of any series of preferred stock having a priority on liquidation superior to that of the Convertible Preferred Stock, the holders of shares of Convertible Preferred Stock shall first  be entitled to receive an amount equal to the Face Value per share and thereafter shall be entitled to participate with the Common Stock in all of the remaining assets of the Corporation available for distribution to its stockholders, ratably with the holders of Common Stock in proportion to the number of shares of Common Stock held by them, assuming for each holder of Convertible Preferred Stock on the record date for such distribution that each holder was the holder of record of the number (including any fraction) of shares of Common Stock into which the shares of Convertible Preferred Stock then held by such holder are then convertible.  A liquidation, dissolution, or winding-up of the Corporation, as such terms are used in this Section 5, shall not be deemed to be occasioned by or to include any merger of the Corporation with or into one or more corporations or other entities, any acquisition or exchange of the outstanding shares of one or more classes or series of the Corporation, or any sale, lease, exchange, or other disposition of all or a part of the assets of the Corporation..

6.   Voting Rights.  Except as otherwise required by law, the shares of Series E Convertible Preferred Stock shall entitle the holder thereof to vote on any matter submitted to a vote of the stockholders of the Corporation on a par with the Common Stock of the Corporation, as if such Series E Convertible Preferred Stock had been converted into Common Stock prior to such vote, on the terms herein provided, except for matters as to which the holders of the Convertible Preferred Stock shall vote as a class, as provided in Paragraph 9(c) hereof.

7.  Redemption.  The shares of the Series E Convertible Preferred Stock may not be redeemed by the Corporation except with the consent of a majority of the holder or holders thereof.

8.  Conversion Provisions.  The shares of Series E Convertible Preferred Stock shall convert automatically, with no additional; vote or consent of any other class or series of stock, immediately upon the amendment of the Articles of Incorporation of the Corporation to authorize a sufficient number of shares of Common Stock to permit the conversion as provided herein.  Each share of Series E Convertible Preferred Stock shall convert into 200 hundred shares of the Common Stock, or a total of 100,000,000 shares of Common Stock in total.

No adjustments in respect of any dividend on the Common Stock issued upon conversion shall be made upon the conversion of any shares of Series E Convertible Preferred Stock.

Any unpaid dividends on shares surrendered for conversion shall be paid upon the conversion of any shares of Convertible Preferred Stock by issuing additional shares of Common Stock with an aggregate value (as defined below) equal to all accrued and unpaid dividends on the shares of Series E Convertible Preferred Stock converted.

The Corporation will, as soon as practicable after such deposit of certificates for Convertible Preferred Stock accompanied by the written notice and compliance with any other conditions herein contained, deliver at the office of the transfer agent to the person for whose account such shares of Convertible Preferred Stock were so surrendered, or to his nominee or nominees, certificates for the number of full shares of Common Stock to which he shall be entitled as aforesaid, together with a cash adjustment of any fraction of a share as hereinafter provided.  Subject to the following provisions of this paragraph, such conversion shall be deemed to have been made as of the date of such surrender of the shares of Convertible Preferred Stock to be converted, and the person or person entitled to receive the Common Stock deliverable upon conversion of such Convertible Preferred Stock shall be treated for all purposes as the record holder or holders of such Common Stock on such date; provided, however, that the Corporation shall not be required to convert any shares of Convertible Preferred Stock while the stock transfer books of the Corporation are closed for any purpose, but the surrender of Convertible Preferred Stock for conversion during any period while such books are so closed shall become effective for conversion immediately upon the reopening of such books as if the surrender had been made on the date of such reopening, and the conversion shall be at the conversion rate in effect on such date.

9.  Protective Provisions.

(a) Reservation of Shares; Transfer Taxes; Etc.  The Corporation shall at all times serve and keep available, out of its authorized and unissued stock, solely for the purpose of effecting the conversion of the Series E Convertible Preferred Stock, such number of shares of its Common Stock free of preemptive rights as shall from time to time be sufficient to effect the conversion of all shares of Series E Convertible Preferred Stock from time to time outstanding.  The Corporation shall from time to time, in accordance with the laws of the State of Nevada, increase the authorized number of shares of Common Stock if at any time the number of shares of Common Stock not outstanding shall not be sufficient to permit the conversion of all the then outstanding shares of Series E Convertible Preferred Stock.

If any shares of Common Stock required to be reserved for purposes of conversion of the Series E Convertible Preferred Stock hereunder require registration with or approval of any governmental authority under any Federal or State law before such shares may be issued upon conversion, the Corporation will in good faith and as expeditiously as possible endeavor to cause such shares to be duly registered or approved, as the case may be.

The Corporation will pay any and all issue or other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of the Series E Convertible Preferred Stock.  The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of Common Stock (or other securities or assets) in a name other than that which the shares of Series E Convertible Preferred Stock so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(b)  Prior Notice of Certain Events.  In case:

(i) the Corporation shall (1) declare any dividend (or any other distribution) on its Common Stock, other than (A) a dividend payable in shares of Common Stock or (B) a dividend payable in cash out of its retained earnings other than any special or nonrecurring or other extraordinary dividend or (2) declare or authorize a redemption or repurchase of in excess of 10% of the than-outstanding shores of Common Stock; or
(ii) the Corporation shall authorize the granting to the holders of Common Stock of rights or warrants to subscribe for or purchase any shares of stock of any class or of any other rights or warrants; or
(iii) of any reclassification of Common Stock (other than a subdivision or combination of the outstanding Common Stock, or a change in par value, or from par value to no par value, or from no par value to par value), or of any consolidation or merger to which the Corporation is a party and for which approval of any stockholders of the Corporation shall be required, or of the sale or transfer of all or substantially all of the assets of the Corporation or of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or other property; or
(iv) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

then the Corporation shall cause to be filed with the transfer agent for the Series E Convertible Preferred Stock, and shall cause to be mailed to the holders of record of the Series E Convertible Preferred Stock, at their last address as they shall appear upon the stock transfer books of the Corporation, at least 15 days prior to the applicable record date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption or granting of rights or warrants or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, redemption, rights or warrants are to be determined, or (y) the date on which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up (but no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice).

(c) Class Voting Rights.  So long as the Series E Convertible Preferred Stock is outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of at least a majority of all outstanding Series E Convertible Preferred Stock voting separately as a class, (i) Amend, alter or repeal (by merger or otherwise) any provision of the Articles of Incorporation or the By-Laws of the Corporation, as amended, so as adversely to affect the relative rights, preferences, qualifications, limitations or restrictions of the Series E Convertible Preferred Stock, (ii) authorize or issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of such class or series, ranking prior or superior to the Series E Convertible Preferred Stock in respect of the payment of dividends or upon liquidation, dissolution or winding up of the Corporation or (iii) effect any reclassification of the Series E Convertible Preferred Stock.  A class vote on the part of the Series E Convertible Preferred Stock shall, without limitation, specifically not be deemed to be required (except as otherwise required by law or resolution of the Corporation’s Board of Directors) in connection with: (a) the authorization, issuance or increase in the authorized amount of any shares of any other class or series of stock which ranks junior to, or on a parity with, the Series E Convertible Preferred Stock in respect of the payment of dividends and distributions upon liquidation, dissolution or winding up of the Corporation; or (b) the authorization, issuance or increase in the amount of any bonds, mortgages, debentures or other obligations of the Corporation.

The affirmative vote or consent of the holders of a majority of the outstanding Series E Convertible Preferred Stock, voting or consenting separately as a class, shall be required to (a) authorize any sale, lease or conveyance of all or substantially all of the assets of the Corporation, or (b) approve any merger, consolidation or compulsory share exchange of the Corporation with or into any other person unless (i) the terms of such merger, consolidation or compulsory share exchange do not provide for a change in the terms of the Series E Convertible Preferred Stock and (ii) the Series E Convertible Preferred Stock is, after such merger, consolidation or compulsory share exchange on a parity with or prior to any other class or series of capital stock authorized by the surviving corporation as to dividends, voting power and upon liquidation, dissolution or winding up other than any class or series of stock of the Corporation prior to the Series E Convertible Preferred Stock as may have been created with the affirmative vote or consent of the holders of at least 66-2/3% of the Series E Convertible Preferred Stock (or other than a class or series into which such prior stock is converted as a result of such merger, consolidation or share exchange).

10.  Outstanding Shares.  For purposes of this Certificate of Designation, all shares of Series E Convertible Preferred Stock shall be deemed outstanding except (i) from the date of surrender of certificates representing shares of Series E Convertible Preferred Stock, all shares of Series E Convertible Preferred Stock converted into Common Stock;, and (ii) from the date of registration of transfer, all shares of Series E Convertible Preferred Stock held of record by the Corporation or any subsidiary of the Corporation.

11.  Securities Not Registered Under the Securities Act of 1933.  Neither the shares of Series E Convertible Preferred Stock nor the Common Stock issuable upon conversion thereof has been registered under the Securities Act of 1933 or the laws of any state of the United States and may not be transferred without such registration or an exemption from registration.

(a) Restrictive Legends.  Each share of Convertible Preferred Stock and certificate for Common Stock issued upon the conversion of any shares of Series E Convertible Preferred Stock, and each preferred stock certificate issued upon the transfer of any such shares of Series E Convertible Preferred Stock or Common Stock (except as otherwise permitted by this Section 11), shall be stamped or otherwise imprinted with a legend in substantially the following form:

“The securities represented hereby have not been registered under the Securities Act of 1933.  Such securities may not be sold or transferred in the absence of such registration or an exemption therefrom under said Act.”

(b) Notice of Proposed Transfer; Opinions of Counsel.  Except as provided in paragraph (c) of this Section 11, prior to any transfer of any such shares of Convertible Preferred Stock, or Common Stock, the holder thereof will give written notice to the Corporation of such holder’s intention to effect such transfer and to comply in all other respects with this Section 11.  Each such notice (A) shall describe the manner and circumstances of the proposed transfer in sufficient detail to enable counsel to render the opinions referred to below, and (B) shall designate counsel for the holder giving such notice (who may be house counsel for such holder).  The holder giving such notice will submit a copy thereof to the counsel designated in such notice and the Corporation will promptly submit a copy thereof to its counsel, and the following provisions shall apply:

(i) If in the opinion of each such counsel the proposed transfer of such shares of Convertible Preferred Stock or Common Stock may be effected without registration under the Act, the Corporation will promptly notify the holder thereof and such holder shall thereupon be entitled to transfer such shares of Convertible Preferred Stock or Common Stock in accordance with the terms of the notice delivered by such holder to the Corporation.  Each share of Convertible Preferred Stock or certificate, if any, issued upon or in connection with such transfer shall bear the appropriate restrictive legend set forth in paragraph (a) of this Section 11, unless in the opinion of each such counsel such legend is no longer required to insure compliance with the Act.  If for any reason counsel for the Corporation (after having been furnished with the information required to be furnished by this paragraph (b)) shall fail to deliver an opinion of the Corporation, or the Corporation shall fail to notify such holder thereof as aforesaid, within 20 days after counsel for such holder shall have delivered its opinion to such holder (with a copy to the Corporation), then for all purposes of this Certificate of Designation the opinion of counsel for the Corporation shall be deemed to be the same as the opinion of counsel for such holder.

(ii)           If in the opinion of either or both of such counsel the proposed transfer of such shares of Convertible Preferred Stock or Common Stock may not be effected without registration under the Act, the Corporation will promptly so notify the holder thereof and thereafter such holder shall not be entitled to transfer such share of Convertible Preferred Stock or Common Stock until receipt of a further notice from the Corporation under subparagraph (i) above or, in the case of Common Stock, until registration of such Common stock under the Act has become effective.

12.  Preemptive Rights.  The Series E Convertible Preferred Stock is not entitled to any preemptive or subscription rights in respect of any securities of the Corporation.

13.  Severability of Provisions.  Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.  If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

IN WITNESS WHEREOF, OCTuS, Inc.. has caused this certificate to be signed by its President, and its corporate seal to be hereunto affixed and attested by its Secretary, as of the 15th day of February, 2011.

                                OCTuS, Inc.

                                By: _____________________________
                               Christopher Soderquist  President
Attest:

By: _________________________________
      Secretary

EXHIBIT 2

DISCLOSURE LETTER

EXHIBIT 3

STATEMENTS OF RIGHTS AND PREFERENCES OF
SERIES A, B AND C PREFERRED STOCK OF OCTI

EXHIBIT 4

OPTIONS, WARRANTS AND CONVERTIBLE INSTRUMENTS OF OCTI

EXHIBIT 5

BONDS, NOTES AND CONVERTIBLE DEBTS OF OCTI